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                          UNITED STATES              Expires: December 31, 1997
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                  ---------------------------------


                                  SCHEDULE 13D
                                 (Rule 13d-101)


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. _)*


                          UNITY FIRST ACQUISITION CORP.
                                (Name of Issuer)


                         Common Stock, $.0001 par value
                         (Title of Class of Securities)


                                   912908 10 0
                                 (CUSIP Number)


                             David Alan Miller, Esq.
                            Graubard Mollen & Miller
                 600 Third Avenue, New York, New York 10016-2097
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                  July 28, 1997
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box     |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                                Page 1 of 6 Pages

CUSIP No.  912908 10 0                13D                    Page 2 of 6 Pages
-------------------------                                 ----------------------
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Richard J. Rosenstock
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)|_|
                                                                       (b)|_|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                   PF - See Item 3
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                       |_|

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
--------------------------------------------------------------------------------
                    |     7        SOLE VOTING POWER
                    |
                    |                   104,500
         NUMBER OF  |-----------------------------------------------------------
          SHARES    |     8        SHARED VOTING POWER
       BENEFICIALLY |
         OWNED BY   |                     250
           EACH     |-----------------------------------------------------------
         REPORTING  |     9        SOLE DISPOSITIVE POWER
          PERSON    |
           WITH     |                   104,500
                    |-----------------------------------------------------------
                    |     10       SHARED DISPOSITIVE POWER
                    |
                    |                     250
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   116,750 shares (See Item 5(a))
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      |_|
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   6.23%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                   IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                Page 2 of 6 Pages

Item 1.           Security and Issuer.

                  The class of equity securities to which this Schedule 13D relates is the common stock, $.0001 par value (the "Common Stock"), of Unity First Acquisition Corp. (the "Issuer"), a Delaware corporation, whose principal executive offices are located at 245 Fifth Avenue, Suite 1500, New York, New York 10016.

                  The  percentage  of  beneficial  ownership  reflected  in this
Schedule 13D is based upon 1,875,000 shares of Common Stock outstanding on June 13, 1997, which number has been obtained from the Issuer's Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 1997.

Item 2.           Identity and Background.

     (a) Name: This statement is filed on behalf of Richard J. Rosenstock ("Rosenstock").

     (b) Business Address: Rosenstock has a business address of c/o Gaines, Berland Inc., 1055 Stewart Avenue, Bethpage, New York 11714.

     (c) Principal Business: Rosenstock is principally engaged in the investment banking business for Gaines, Berland Inc. ("GBI"), an investment banking firm with its offices at 1055 Stewart Avenue, Bethpage, New York 11714.

     (d) During the last five years, Rosenstock has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Rosenstock has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order against him enjoining him from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Rosenstock is a citizen of the United States.

Item 3.           Source and Amount of Funds or other Consideration.

                  Rosenstock used personal funds to purchase the securities of the Issuer as described below in Item 5(c).

Item 4.           Purpose of Transactions.

                  Rosenstock has acquired the securities specified in Item 5(c) of this Schedule 13D in order to obtain equity positions in the Issuer for investment purposes. Rosenstock may acquire or dispose of additional shares of the Issuer depending upon market conditions. Rosenstock has no present plans which relate to or would result in: an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in

                                Page 3 of 6 Pages
the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934; or any action similar to the above.

Item 5.           Interest in Securities of the Issuer.

     (a) The Richard J. Rosenstock Revocable Living Trust owns 62,600 shares of Common Stock. The Richard J. Rosenstock Rollover Plan owns 36,000 shares of Common Stock. The Richard J. Rosenstock Individual Retirement Account ("IRA") owns 5,900 shares of Common Stock. The Roni Rosenstock Revocable Living Trust (Rosenstock's wife's revocable living trust) owns 3,500 shares of Common Stock. The Roni Rosenstock Individual Retirement Account (Rosenstock's wife's IRA) owns 8,500 shares of Common Stock. The Natalie Rosenstock Individual Retirement Account (Rosenstock's minor daughter's IRA) owns 250 shares of Common Stock. Although Rosenstock disclaims any voting or dispositive powers over the shares owned by his wife's revocable living trust and IRA and his daughter's IRA, Rosenstock may be deemed to beneficially own such shares pursuant to interpretations of the Securities and Exchange Commission. Accordingly, Rosenstock may be deemed to beneficially own 116,750 shares of the Issuer's Common Stock, or approximately 6.23% of the outstanding shares of Common Stock.

     (b) Rosenstock has sole voting and dispositive powers over 104,500 shares of Common Stock owned by his revocable living trust, Rollover Plan and IRA. Rosenstock's wife has sole voting and dispositive powers over 12,000 shares of Common Stock held in her revocable living trust and IRA. Rosenstock and his wife share voting and dispositive powers over 250 shares of Common Stock owned by their daughter's IRA.

     (c) The following transactions required the filing of this Schedule 13D:

(i)  Transactions by Richard J. Rosenstock IRA:


  Date           Transaction           Number of Shares      Price per Share ($)
  ----           -----------          ----------------      -------------------
11/18/96      Open Market Purchase        5,900                     4.375


(ii) Transactions by Richard J. Rosenstock Revocable Living Trust:

  Date          Transaction           Number of Shares      Price per Share ($)
  ----          -----------           ----------------      -------------------
11/18/96     Open Market Purchase          55,000                 4.375
01/29/97     Open Market Purchase           7,600                 4.375



                                Page 4 of 6 Pages

(iii) Transactions by Richard J. Rosenstock Rollover Plan:

  Date           Transaction          Number of Shares      Price per Share ($)
  ----           -----------          ----------------      -------------------
07/28/97      Open Market Purchase         36,000                4.5625

(iv) Transactions by Rosenstock's wife's Revocable Living Trust:


  Date           Transaction          Number of Shares      Price per Share ($)
  ----           -----------          ----------------      -------------------
11/18/96     Open Market Purchase           1,300                 4.375
01/29/97     Open Market Purchase           2,200                 4.375

(v)  Transactions by Rosenstock's wife's IRA:


  Date           Transaction         Number of Shares       Price per Share ($)
  ----           -----------         ----------------       -------------------
11/18/96      Open Market Purchase       8,500                     4.375

(vi) Transactions by Rosenstock's daughter's IRA:


  Date           Transaction           Number of Shares     Price per Share ($)
  ----           -----------           ----------------     -------------------
11/18/96      Open Market Purchase          150                  4.375
01/29/97      Open Market Purchase          100                  4.375


     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of Issuer.

                  Not Applicable.

Item 7.           Materials to be Filed as Exhibits.

                  Not Applicable.




                                Page 5 of 6 Pages

                                    SIGNATURE


                  After reasonable inquiry and to the best of his knowledge and belief, it is certified that the information set forth in this statement is true, complete and correct.


Dated:            August 8, 1997


                                                     /s/ Richard J. Rosenstock
                                                    ---------------------------
                                                        Richard J. Rosenstock



                                Page 6 of 6 Pages